Form C

Cover Page

Name of issuer:

Bow Wow Labs, Inc

Legal status of issuer:

> Form: Corporation
> Jurisdiction of Incorporation/Organization: DE
> Date of organization: 1/3/2017

Physical address of issuer:

448 Ignacio Blvd, #506
Novato CA 94949

Website of issuer:

http://www.bowwowlabs.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

7.25% of the offering amount upon a successful fundraise, and be entitled to reimbursement for out-of-pocket third party expenses it pays or incurs on behalf of the Issuer in connection with the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

No

Type of security offered:

☑ Common Stock
☐ Preferred Stock
☐ Debt
☐ Other

If Other, describe the security offered:

Target number of securities to be offered:

294,120

Price:

$0.38000

Method for determining price:

Dividing pre-money valuation $23,336,750.00 (or $20,880,250.00 for investors in the first $299,999.68) by number of shares outstanding on fully diluted basis.

Target offering amount:

$100,000.80

Oversubscriptions accepted:

☑ Yes
☐ No

If yes, disclose how oversubscriptions will be allocated:

- ☐ Pro-rata basis
- ☐ First-come, first-served basis
- ☑ Other

If other, describe how oversubscriptions will be allocated:

As determined by the issuer

Maximum offering amount (if different from target offering amount):

$1,234,999.94

Deadline to reach the target offering amount:

4/30/2023

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees:

6

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$1,004,814.00	$1,305,512.00
Cash & Cash Equivalents:	$64,643.00	$141,588.00
Accounts Receivable:	$65,755.00	$30,328.00
Short-term Debt:	$3,931,147.00	$1,179,151.00
Long-term Debt:	$0.00	$1,970,096.00
Revenues/Sales:	$4,443,500.00	$3,253,407.00
Cost of Goods Sold:	$2,943,736.00	$1,786,465.00
Taxes Paid:	$800.00	$0.00
Net Income:	($1,147,370.00)	($876,924.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Bow Wow Labs, Inc

COMPANY ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer.

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

INSTRUCTION TO QUESTION 2: If any of these statements are not true, then you are NOT

INSTRUCTION TO QUESTION 2: If any of these statements are not true, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Michael D. London	corporate executive	FORB Ventures	2017
Harvey Poppel	Investments	self	2022
Steve D Mayer	Certified Public Accountant	SD Mayer & Associates	2022

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Brian O'Neil	COO	2022
James Navin	CFO	2022
Michael D. London	CEO	2017
Johnna Devereaux	Vice President	2020
Brad Allen	Vice President	2020
Phil Cooper	Vice President	2018

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
FORBventures, LLC (Michael London, Managing Member)	22500000.0 common stock	37.2
Scott Woolwine	12500000.0 common stock	20.7

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. ***Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.***

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state

These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

> Speculative Investment / High Risk: An investment in the Company's common stock is speculative and involves a high degree of risk. There can be no guarantee that investors will realize a return on an investment in Company, or that investors will not lose their entire investment.
>
> Early-Stage Business: The Company is an early-stage business with a short operating history. The Company's prospects must be considered in light of the risks, problems, uncertainties, delays and expenses encountered by any business in its development stage, some of which are beyond the Company's control. The Company's failure to successfully address these risks and uncertainties could have a material adverse effect on the Company's financial conditions and results of operations. Some of these risks and uncertainties include the Company's ability to: (i) attract and maintain a larger base of customers; (ii) deliver products profitably and at an acceptable price; (iii) respond effectively to competitive developments; and (iv) build infrastructure, including the hiring of management and staff, and conducting research and development to properly support the Company's current and future business plans.
>
> Stiff Competition: The Company faces stiff competition from direct and indirect competitors, including manufacturers of pet products and from new entrants into the marketplace. Competition may intensify in the future. Many of the Company's competitors and potential competitors have substantially greater financial, technical, and marketing resources; more capital; more experience; greater market penetration; better sales and distribution channels; larger customer bases; longer operating histories; greater name recognition; and more established business relationships than the Company. Moreover, in the course of exploring strategic alternatives for the Company, we have made disclosures of our confidential and proprietary information relating to our business plans to a limited number of competitors and other participants in the industry. Although these disclosures have been made subject to nondisclosure agreements and other typical safeguards, there can be no assurance that the recipients of this information will not attempt to use it to further their own interests to the detriment of the Company. Certain of these competitors may be able to develop and market competitive products, devote greater resources to the marketing and sale of their products, move more quickly to introduce new products and services, and adopt more aggressive pricing policies than can the Company. The Company's inability to successfully compete against these or any of our other competitors will have a material adverse effect on our business, results of operations and financial condition.
>
> International Supply Chain: Our primary product, the Bow Wow Buddy, is currently manufactured in China. Some secondary products come from outside the US. Tertiary products are natural products from animal sources, often from sources outside the United States. As such, international tensions could disrupt supply of products available for sale.
>
> Volatile Input Costs: A great portion of the Company's products are natural products and as such are subject to price fluctuations due changes in supply and demand, natural disasters, and other constraints. Changes in commodity prices and potential inability to pass such increases on to our customers may have an adverse effect on our results of operations and financial condition.
>
> Location-Dependent: The Company's principal warehouse and fulfillment facility is located in California exposing the Company to location and concentration risks.
>
> Online Sales Channel: Primary sales channel is online direct to customers/consumers. Any disruption to Company website or internet service may negatively impact sales. Social media-generated interest in our products may be short-lived, and social media may leave to rapid changes in market perception of our products, whether positive or negative.
>
> Marketing and Distribution Efforts: The Company's success is dependent upon its marketing and distribution efforts. We have historically leveraged online resources, especially social media, for marketing, but we lack the financial resources to undertake extensive marketing activities like some of our larger competitors.
>
> Returns, Warranty Claims, Defects and Recalls: Product exchanges, returns, warranty claims, defects and recalls may adversely affect the Company's business. The Company's products may be subject to requests for product exchanges, returns, warranty claims and recalls. If the Company is unable to maintain control of the quality of its products, the Company will incur costs to replace or recall products, and to service our customers. Any product returns, exchanges, or recalls may have a material adverse effect on the Company's business, operations and profitability, and may result in the loss of customers and goodwill. Defective products, products that fail to meet quality control standards, and products that do not comply with applicable safety and health standards, may reduce the effectiveness of our products, and the Company's customers' satisfaction with our products. Further, such defects may cause harm or death to persons who use such defective products, which could subject us to

or death to persons who use such defective products, which could subject us to liability and potential legal claims, with adverse effects on our reputation, goodwill and operating results.

Dependence on Small Team: The Company's primary business model is to keep overhead low by having a small internal team with high level experienced full and part time people and to outsource all key areas of the business such as design, manufacturing, fulfillment and e-commerce. The loss of any senior members of the management team or failure by any of the third parties to perform for any reason could seriously put the Company at risk to be unable to perform necessary business functions.

Arbitrary Offering Price: The offering price of our stock is arbitrary. The offering price does not necessarily bear any relation to the market or book value of the assets or prospects of the Company, the valuation of other companies in its industry or any other accepted criterion of value.

Potential For Dilution: Investors' percentage ownership of the Company may be diluted by future equity issuances. To the extent the Company sells or otherwise issues additional shares or other equity securities, or securities convertible into equity (such as convertible notes and SAFEs), to raise additional capital or to compensate employees and other persons, the percentage ownership of the Company held by an investor in this offering will be diluted unless, the investor (a) is offered the opportunity to participate, (b) is eligible to participate, (c) elects to participate and (d) pays for additional shares or other equity securities or convertible securities, on terms sufficient to maintain their percentage ownership. Investors have no such participation rights under the Company's governing documents and are unlikely to gain any such rights..

Use of Proceeds: The Company may apply the proceeds of sales of stock in management's discretion. Although a substantial portion of the proceeds of the sale of stock are intended to be utilized generally to implement the proposed business plan and growth of the Company, such proceeds are not otherwise being designated for any more specific purposes. Accordingly, investors will be entirely dependent on the judgment of management in connection with the allocation of the funds raised herein. There can be no assurance that determinations ultimately made by management relating to the specific allocation of the net proceeds of the sale of stock will permit the Company to achieve its business objectives.

No Dividends: The Company does not anticipate paying any dividends for the foreseeable future, and therefore investors should not acquire common stock if they wish to receive dividends. The Company currently intends to retain its future earnings to support operations and to finance expansion and, therefore does not anticipate paying any dividends in the foreseeable future.

Need for Additional Capital: The Company has an aggressive growth strategy that will require additional rounds of funding in the future to achieve its stated goals and any inability to raise the capital it requires could put the Company at risk to be unable to continue.

Terms of Future Preferred Stock: If we successfully raise capital from venture capital firms or other professional investors in the future, we may issue those professional investors preferred stock. The terms of such preferred stock are unknown today and would be subject to negotiation with those professional investors. However, investors in this offering, holding common stock should be aware that such preferred stock would very likely carry important preferential rights over our common stock being sold in this offering, such as: (a) a preferred dividend that accrues and is generally payable before any dividends are payable on the common stock; (b) a liquidation preference in most liquidation scenarios that permits the holders of preferred stock to receive a return of their investment (or even a multiple of their investment) before any liquidation proceeds are payable on the common stock; (c) preferential voting rights giving the holders of preferred stock the right to block certain corporate actions -- as well as to vote alongside the voting holders of common stock; and (d) the right to designate one or directors to the Company's board of directors.

Transfer Restrictions / Illiquid Securities: There are substantial restrictions on transferability of our stock. Moreover, our stock is illiquid and there is currently, and there may never be, a market for resale of our stock.

Risk of Infringement of Company IP: Third parties may infringe upon the Company's intellectual property. While the Company generally requires employees, independent contractors, and consultants to execute confidentiality agreements, the Company's intellectual property or proprietary rights could be infringed or misappropriated, which could result in expensive and protracted litigation. The Company relies on a combination of patent, trademark, copyright, and trade secret rights to protect its interests. Despite the Company's efforts to protect its intellectual property and proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use its products or technology. Effectively policing the unauthorized use of the Company's intellectual property is time-consuming and costly, and there can be no assurance that the steps taken by the Company will prevent misappropriation of its intellectual property, particularly in foreign countries where in many instances the local laws or legal systems do not offer the same level of protection as in the United States.

Risk of Infringement of Third Parties' IP: Third parties may allege that the Company is infringing upon their intellectual property. Third parties may claim that the Company infringes upon their intellectual property rights and the Company may become a party to time-consuming and expensive litigation or settlements. If others claim, or the Company otherwise discovers, that the Company's products infringe or may potentially infringe upon their intellectual property rights, the Company may be forced to reengineer its products, seek expensive licenses, engage in expensive and time-consuming litigation, or stop marketing its products. Any reengineering effort may not be successful and the

marketing its products. Any reengineering effort may not be successful and the Company cannot be certain as to whether such licenses would be available. Even if such licenses were available, the Company cannot be certain that any licenses would be offered to the Company on commercially reasonable terms.

Uncertain Prospects for Future Financings. The Company may never receive future equity financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an initial public offering (IPO). If no liquidity event occurs, investors could be left holding their stock in perpetuity.

Indebtedness: The Company has a substantial amount of indebtedness. The Company considers its relationships with its lenders to be good, and the maturity date of the Company's convertible notes has been extended to December 31, 2025, but there can be no assurance that the Company will have adequate capital to repay its indebtedness when due. If the Company is unable to repay its indebtedness, its creditors, and not its stockholders, will have first priority to its assets.

No Representation by Company Counsel: Legal counsel to the Company represents the Company only and is not counsel to any investor. Legal counsel to the Company has not and will not be engaged to protect the interests of prospective investors and should not be viewed as representing any prospective investor in the common stock. Prospective investors should consult with and rely upon their own counsel concerning an investment in the Company and any other matters related thereto, including tax consequences resulting from an investment in the Company. However, if an investor has chosen not to seek legal advice, then he or she will not have been represented by any counsel in connection herewith.

No SEC Review: Because our stock is being offered and sold in a non-public offering that is not required to be registered under federal or state securities laws, investors will not have the benefit of review by the Securities and Exchange Commission (SEC) or by any state securities commissioner.

Johnna Devereaux, Dean Letcher, Brad Allen and Phil Cooper are part-time officers. As such, it is likely that the company will not make the same progress as it would if that were not the case.

Dependence on Key Personnel: The Company's future success is highly dependent on the talented, experienced team of full-time and part-time members and the loss of some of those people could materially impact the Company's outcome. Johnna Devereaux, Dean Letcher, Brad Allen and Phil Cooper are part-time officers. As such, it is likely that the Company will not make the same progress as it would if that were not the case.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

The Offering

USE OF FUNDS

9. What is the purpose of this offering?

The Company intends to use the net proceeds of this offering for working capital and general corporate purposes, which includes the specific items listed in Item 10 below. While the Company expects to use the net proceeds from the Offering in the manner described above, it cannot specify with certainty the particular uses of the net proceeds that it will receive from this Offering. Accordingly, the Company will have broad discretion in using these proceeds.

10. How does the issuer intend to use the proceeds of this offering?

If we raise:	**$100,001**
Use of Proceeds:	20% to marketing (social media, advertising, etc.) 50% to new product development, 22.75% to increasing inventory, and 7.25% to Wefunder fees.

If we raise:	**$1,235,000**
Use of Proceeds:	22.75% to marketing (social media, advertising, etc.) 20% to new product development, 20% to mold production, 30% to increasing new products inventory, 7.25% to Wefunder fees.

INSTRUCTION TO QUESTION 10: An issuer must provide a reasonably detailed description of any intended use of proceeds, such that investors are provided with an adequate amount of information to understand how the offering proceeds will be used. If an issuer has identified a range of possible uses, the issuer should identify and describe each probable use and the factors the issuer may consider in allocating proceeds among the potential uses. If the issuer will accept proceeds in excess of the target offering amount, the issuer must describe the purpose, method for allocating oversubscriptions, and intended use of the excess proceeds with similar specificity. Please include all potential uses of the proceeds of the offering, including any that may apply only in the case of oversubscriptions. If you do not do so, you may later be required to amend your Form C. Wefunder is not responsible for any failure by you to describe a potential use of offering proceeds.

DELIVERY & CANCELLATIONS

11. How will the issuer complete the transaction and deliver securities to the investors?

Book Entry and Investment in the Co-Issuer. Investors will make their investments by investing in interests issued by one or more co-issuers, each of which is a

by investing in interests issued by one or more co-issuers, each of which is a special purpose vehicle ("SPV"). The SPV will invest all amounts it receives from investors in securities issued by the Company. Interests issued to investors by the SPV will be in book entry form. This means that the investor will not receive a certificate representing his or her investment. Each investment will be recorded in the books and records of the SPV. In addition, investors' interests in the investments will be recorded in each investor's "Portfolio" page on the Wefunder platform. All references in this Form C or any other documentation presented by the Company, including without limitation its subscription agreements, to an Investor's investment in the Company (or similar phrases) should be interpreted to mean the Investor's investments in an SPV, which will in turn be invested in the Company.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

An Investor's right to cancel. An Investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline.

If there is a material change to the terms of the offering or the information provided to the Investor about the offering and/or the Company, the Investor will be provided notice of the change and must re-confirm his or her investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the investor to reconfirm.

If the Investor cancels his or her investment commitment during the period when cancellation is permissible, or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not close, all of the Investor's funds will be returned within five business days.

Within five business days of cancellation of an offering by the Company, the Company will give each investor notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the Investor will receive, and refund the Investor's funds.

The Company's right to cancel. The Investment Agreement you will execute with us provides the Company the right to cancel for any reason before the offering deadline.

If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Ownership and Capital Structure

THE OFFERING

13. Describe the terms of the securities being offered.

Priced Round: $23,336,750 pre-money valuation

See exact security attached as Appendix B, Investor Contracts

Bow Wow Labs, Inc is offering up to 3,342,879.00 shares of common stock, at a price per share of $0.38.

Investors in the first $299,999.68 of the offering will receive stocks at a price per share of $0.34, and a pre-money valuation of $20,880,250.

The campaign maximum is $1,234,999.94 and the campaign minimum is $100,000.80.

Securities Issued by the SPV

Instead of issuing its securities directly to investors, the Company has decided to issue its securities to the SPV, which will then issue interests in the SPV to investors. The SPV has been formed by Wefunder Admin, LLC and is a co-issuer with the Company of the securities being offered in this offering. The Company's use of the SPV is intended to allow investors in the SPV to achieve the same economic exposure, voting power, and ability to assert State and Federal law rights, and receive the same disclosures, as if they had invested directly in the Company. The Company's use of the SPV will not result in any additional fees being charged to investors.

The SPV has been organized and will be operated for the sole purpose of directly acquiring, holding and disposing of the Company's securities, will not borrow money and will use all of the proceeds from the sale of its securities solely to purchase a single class of securities of the Company. As a result, an investor investing in the Company through the SPV will have the same relationship to the Company's securities, in terms of number, denomination, type and rights, as if the investor invested directly in the Company.

Voting Rights

If the securities offered by the Company and those offered by the SPV have voting rights, those voting rights may be exercised by the investor or his or her proxy. The applicable proxy is the Lead Investor, if the Proxy (described below) is in effect.

Proxy to the Lead Investor

The SPV securities have voting rights. With respect to those voting rights, the investor and his, her, or its transferees or assignees (collectively, the "Investor"), through a power of attorney granted by Investor in the Investor Agreement, has appointed or will appoint the Lead Investor as the Investor's true and lawful proxy and attorney (the "Proxy") with the power to act alone and with full power of substitution, on behalf of the Investor to: (i) vote all securities related to the Company purchased in an offering hosted by Wefunder Portal, and (ii) execute, in connection with such voting power, any instrument or document that the Lead Investor determines is necessary and appropriate in the exercise of his or her authority. Such Proxy will be irrevocable by the Investor unless and until a successor lead investor ("Replacement Lead Investor") takes the place of the Lead Investor. Upon notice that a Replacement Lead Investor has taken the place of the Lead Investor, the Investor will have five (5) calendar days to revoke the Proxy. If the Proxy is not revoked within the 5-day time period, it shall remain in effect.

Restriction on Transferability

The SPV securities are subject to restrictions on transfer, as set forth in the Subscription Agreement and the Limited Liability Company Agreement of Wefunder SPV, LLC, and may not be transferred without the prior approval of the Company, on behalf of the SPV.

14. Do the securities offered have voting rights?

☐ Yes
☑ No

15. Are there any limitations on any voting or other rights identified above?

See the above description of the Proxy to the Lead Investor.

16. How may the terms of the securities being offered be modified?

The terms of the Company's common stock being sold in this offering may be modified only by the adoption of a Certificate of Amendment to the Company's Certificate of Incorporation, which would require approval by the Company's Board of Directors and the holders of a majority of the issued and outstanding shares of the Company's common stock. If the Company issues additional classes of stock, such as preferred stock in future, then the consent of the holders of such classes of stock may also be required. In addition, the Company's lenders have contractual rights that require their consent to changes in the Company's Certificate of Incorporation.

RESTRICTIONS ON TRANSFER OF THE SECURITIES BEING OFFERED:

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

1. to the issuer;
2. to an accredited investor;
3. as part of an offering registered with the U.S. Securities and Exchange Commission; or
4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a

cohabitant occupying a relationship generally equivalent to that of a spouse.

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common	100000000	52500000	Yes

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	912500
Options:	8000000

Describe any other rights:

Convertible Noteholders have the right to convert the outstanding balance of their notes if and when the Company raises $2,000,000 or more in preferred stock financing, into preferred stock of the same class but at a 20% discount to pricing of such preferred stock for new investors in that preferred stock financing (a conversion discount).

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

The holders of a majority-in-interest of voting rights in the Company could limit the Investor's rights in a material way. For example, those interest holders could vote to change the terms of the agreements governing the Company's operations or cause the Company to engage in additional offerings (including potentially a public offering).

These changes could result in further limitations on the voting rights the Investor will have as an owner of equity in the Company, for example by diluting those rights or limiting them to certain types of events or consents.

To the extent applicable, in cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional equity, an Investor's interest will typically also be diluted.

Based on the risk that an Investor's rights could be limited, diluted or otherwise qualified, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Additional risks related to the rights of other security holders are discussed below, in Question 20.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

No.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

As holders of a majority-in-interest of voting rights in the Company, **the shareholders** may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, **the shareholders** may change the terms of the Articles of Incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. **The shareholders** may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. **The shareholders** have the right to redeem their securities at any time. **Shareholders** could decide to force the Company to redeem their **securities** at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be

diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we will perform valuations of our common stock that take into account factors such as the following:

1. unrelated third party valuations of our common stock;
2. the price at which we sell other securities, such as convertible debt or preferred Stock, in light of the rights, preferences and privileges of our those securities relative to those of our common stock;
3. our results of operations, financial position and capital resources;
4. current business conditions and projections;
5. the lack of marketability of our common stock;
6. the hiring of key personnel and the experience of our management;
7. the introduction of new products;
8. the risk inherent in the development and expansion of our products;
9. our stage of development and material risks related to our business;
10. the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
11. industry trends and competitive environment;
12. trends in consumer spending, including consumer confidence;
13. overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
14. the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

23. What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer:

Loan

Lender	Heritage Bank of Commerce
Issue date	02/05/17
Amount	$100,000.00
Outstanding principal plus interest	$100,000.00 as of 01/01/23
Interest rate	9.0% per annum
Maturity date	01/25/22
Current with payments	Yes

Initial Line of Credit

Loan

Lender	Heritage Bank of Commerce
Issue date	05/18/22
Amount	$500,000.00
Outstanding principal plus interest	$220,000.00 as of 01/09/23
Interest rate	9.25% per annum
Maturity date	12/31/25
Current with payments	Yes

This Line of Credit is secured with the company's inventory. The Line of Credit was increased to $1M in November 2022.

Convertible Note

Issue date	05/25/18
Amount	$125,000.00
Interest rate	10.0% per annum
Discount rate	20.0%
Uncapped Note	Yes
Maturity date	12/31/25

unsecured

Convertible Note

Issue date	11/26/18
Amount	$250,000.00
Interest rate	10.0% per annum
Discount rate	20.0%
Uncapped Note	Yes
Maturity date	12/31/25

unsecured

Convertible Note

Issue date	02/17/19
Amount	$250,000.00
Interest rate	10.0% per annum
Discount rate	20.0%
Uncapped Note	Yes
Maturity date	12/31/25

unsecured

Convertible Note

Issue date	06/25/19
Amount	$250,000.00
Interest rate	10.0% per annum
Discount rate	20.0%
Uncapped Note	Yes
Maturity date	12/31/25

unsecured

Convertible Note

Issue date	09/02/19
Amount	$250,000.00
Interest rate	10.0% per annum
Discount rate	20.0%
Uncapped Note	Yes
Maturity date	12/31/25

unsecured

Convertible Note

Issue date	09/09/19
Amount	$250,000.00
Interest rate	10.0% per annum
Discount rate	20.0%
Uncapped Note	Yes
Maturity date	12/31/25

unsecured

Convertible Note

Issue date	03/31/21
Amount	$250,000.00
Interest rate	10.0% per annum
Discount rate	20.0%
Uncapped Note	Yes
Maturity date	12/31/25

unsecured

Convertible Note

Issue date	04/11/21
Amount	$250,000.00
Interest rate	10.0% per annum
Discount rate	20.0%
Uncapped Note	Yes
Maturity date	12/31/25

secured

Convertible Note

Issue date	05/11/21
Amount	$250,000.00
Interest rate	10.0% per annum
Discount rate	20.0%
Uncapped Note	Yes
Maturity date	12/31/25

secured

Convertible Note

Issue date	05/19/21

Amount	$250,000.00
Interest rate	10.0% per annum
Discount rate	20.0%
Uncapped Note	Yes
Maturity date	12/31/25

secured

Convertible Note

Issue date	05/27/21
Amount	$250,000.00
Interest rate	10.0% per annum
Discount rate	20.0%
Uncapped Note	Yes
Maturity date	12/31/25

secured

Convertible Note

Issue date	10/13/21
Amount	$20,000.00
Interest rate	10.0% per annum
Discount rate	80.0%
Uncapped Note	Yes
Maturity date	12/31/25

Convertible Note

Issue date	10/13/21
Amount	$20,000.00
Interest rate	10.0% per annum
Discount rate	80.0%
Uncapped Note	Yes
Maturity date	12/31/25

Convertible Note

Issue date	10/14/21
Amount	$20,000.00
Interest rate	10.0% per annum
Discount rate	80.0%
Uncapped Note	Yes
Maturity date	12/31/25

Convertible Note

Issue date	11/09/21
Amount	$10,000.00
Interest rate	10.0% per annum
Discount rate	80.0%
Uncapped Note	Yes
Maturity date	12/31/25

Convertible Note

Issue date	11/11/21
Amount	$10,000.00
Interest rate	10.0% per annum
Discount rate	80.0%
Uncapped Note	Yes
Maturity date	12/31/25

Convertible Note

Issue date	11/14/21
Amount	$10,000.00
Interest rate	10.0% per annum
Discount rate	80.0%
Uncapped Note	Yes
Maturity date	12/31/25

Convertible Note

Issue date	11/14/21
Amount	$10,000.00

Interest rate	10.0% per annum
Discount rate	80.0%
Uncapped Note	Yes
Maturity date	12/31/25

Convertible Note

Issue date	11/15/21
Amount	$10,000.00
Interest rate	10.0% per annum
Discount rate	80.0%
Uncapped Note	Yes
Maturity date	12/31/25

Convertible Note

Issue date	01/06/22
Amount	$10,000.00
Interest rate	10.0% per annum
Discount rate	80.0%
Uncapped Note	Yes
Maturity date	12/31/25

Convertible Note

Issue date	01/09/22
Amount	$10,000.00
Interest rate	10.0% per annum
Discount rate	80.0%
Uncapped Note	Yes
Maturity date	12/31/25

Convertible Note

Issue date	01/10/22
Amount	$10,000.00
Interest rate	10.0% per annum
Discount rate	80.0%
Uncapped Note	Yes
Maturity date	12/31/25

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
3/2021	Regulation D, Rule 506(b)	Convertible Note	$250,000	General operations
4/2021	Regulation D, Rule 506(b)	Convertible Note	$250,000	General operations
5/2021	Regulation D, Rule 506(b)	Convertible Note	$250,000	General operations
5/2021	Regulation D, Rule 506(b)	Convertible Note	$250,000	General operations
5/2021	Regulation D, Rule 506(b)	Convertible Note	$250,000	General operations
10/2021	Regulation D, Rule 506(b)	Convertible Note	$20,000	General operations
10/2021	Regulation D, Rule 506(b)	Convertible Note	$20,000	General operations
10/2021	Regulation D, Rule 506(b)	Convertible Note	$20,000	General operations
11/2021	Regulation D, Rule 506(b)	Convertible Note	$10,000	General operations
11/2021	Regulation D, Rule 506(b)	Convertible Note	$10,000	General operations
11/2021	Regulation D, Rule 506(b)	Convertible Note	$10,000	General operations
11/2021	Regulation D, Rule 506(b)	Convertible Note	$10,000	General operations
11/2021	Regulation D, Rule 506(b)	Convertible Note	$10,000	General operations
1/2022	Regulation D, Rule 506(b)	Convertible Note	$10,000	General operations

1/2022	Regulation D, Rule 506(b)	Convertible Note	$10,000	General operations
1/2022	Regulation D, Rule 506(b)	Convertible Note	$10,000	General operations
11/2022	Regulation D, Rule 506(b)	Common stock	$425,000	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or (4) any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	Woolwine Family Trust
Amount Invested	$250,000.00
Transaction type	Convertible note
Issue date	03/31/21
Interest rate	10.0% per annum
Discount rate	20.0%
Maturity date	12/31/25
Uncapped note	Yes
Relationship	family

Name	Woolwine Family Trustt
Amount Invested	$250,000.00
Transaction type	Convertible note
Issue date	05/11/21
Interest rate	10.0% per annum
Discount rate	20.0%
Maturity date	12/31/25
Uncapped note	Yes
Relationship	family

Name	Woolwine Family Trust
Amount Invested	$250,000.00
Transaction type	Convertible note
Issue date	05/27/21
Interest rate	10.0% per annum
Discount rate	20.0%
Maturity date	12/31/25
Uncapped note	Yes
Relationship	family

Name	Wollwine Family Trust
Amount Invested	$20,000.00
Transaction type	Convertible note
Issue date	10/14/21
Interest rate	10.0% per annum
Discount rate	80.0%
Maturity date	12/31/25
Uncapped note	Yes
Relationship	family

Name	Woolwine Family Trust
Amount Invested	$10,000.00
Transaction type	Convertible note
Issue date	11/14/21
Interest rate	10.0% per annum
Discount rate	80.0%
Maturity date	12/31/25

Maturity date	12/31/25
Uncapped note	Yes
Relationship	family

Name	Woolwine Family Trust
Amount Invested	$10,000.00
Transaction type	Convertible note
Issue date	11/15/21
Interest rate	10.0% per annum
Discount rate	80.0%
Maturity date	12/31/25
Uncapped note	Yes
Relationship	family

Name	Woolwine Family Trust
Amount Invested	$10,000.00
Transaction type	Convertible note
Issue date	01/06/22
Interest rate	10.0% per annum
Discount rate	80.0%
Maturity date	12/31/25
Uncapped note	Yes
Relationship	family

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Award-winning pet products — Saving lives and driving explosive growth

We've mixed our dog mania with a dose of design and sprinkled some safety on top to bring you the Bow Wow Buddy safer snacking device and more.

Milestones

Bow Wow Labs, Inc was incorporated in the State of Delaware in January 2017.

Since then, we have:

- 🚀 $5K/mo to $4M/year in 30 months. December 2022 revenue at $7.5M/year

run rate

- 💰 $100B industry poised to triple by 2030
- 💸 Sold over 200,000 Bow Wow Buddy™ safety devices, 1.6 million bully sticks and much more
- 🔥 New long-term chew, the Epic Chew™ (Patent Pending) may to deliver $200+M in potential revenue
- 📈 52,000+ happy customers in our Shopify database and growing rapidly
- 🐕 Safe, healthy & holistic pet goods to proactively protect pups from teeth to tail
- 🗞 Featured in Reader's Digest, NBC, DailyMail, Dogster and named Best Emerging Pet Brand in 2022

Historical Results of Operations

- *Revenues & Gross Margin*. For the period ended December 31, 2021, the Company had revenues of $4,443,500 compared to the year ended December 31, 2020, when the Company had revenues of $3,253,407. Our gross margin was 33.75% in fiscal year 2021, compared to 45.09% in 2020.
- *Assets*. As of December 31, 2021, the Company had total assets of $1,004,814, including $64,643 in cash. As of December 31, 2020, the Company had $1,305,512 in total assets, including $141,588 in cash.
- *Net Loss*. The Company has had net losses of $1,147,370 and net losses of $876,924 for the fiscal years ended December 31, 2021 and December 31, 2020, respectively.
- *Liabilities*. The Company's liabilities totaled $3,931,147 for the fiscal year ended December 31, 2021 and $3,149,247 for the fiscal year ended December 31, 2020.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $1,927,665 in debt, $425,000 in equity, and $2,765,000 in convertibles.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 12 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 12 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Bow Wow Labs, Inc cash in hand is $285,000, as of January 2023. Over the last three months, revenues have averaged $574,000/month, cost of goods sold has averaged $282,000/month, and operational expenses have averaged $260,000/month, for an average net margin of $32,000 per month.

No material changes have occurred to the finances or operations since the 12.31.22 close date.

In the next 3-6 months we expect to continue to increase sales and to continue to operate at or above EBITDA and operating cash flow breakeven. Total net revenues in the next six months are projected to be over $4.4 million. Total COGS and OpEx (excluding accrued interest expense) in the next six months is projected to be approximately $4.25 million. It is on the basis of these numbers that we expect to stay operating cash flow positive.

We were net profitable in Q4 2023 by a small margin. We expect to continue to grow revenues and to maintain EBITDA positivity indefinitely.

As we are currently operating at EBITDA and operating cash flow positive, we will use any cash generated to reinvest in the business. Additionally, our bank recently increased our line of credit to $1 million from $250,000 which will allow us to increase our inventory on-hand to meet greater sales demand.

All projections in the above narrative are forward-looking and not guaranteed.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether

receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Michael D. London, certify that:

(1) the financial statements of Bow Wow Labs, Inc included in this Form are true and complete in all material respects ; and

(2) the financial information of Bow Wow Labs, Inc included in this Form reflects accurately the information reported on the tax return for Bow Wow Labs, Inc filed for the most recently completed fiscal year.

Michael D. London
corporate executive

STAKEHOLDER ELIGIBILITY

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

- i. in connection with the purchase or sale of any security? ☐ Yes ☑ No
- ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No
- iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

- i. in connection with the purchase or sale of any security? ☐ Yes ☑ No
- ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No
- iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

- i. at the time of the filing of this offering statement bars the person from:
  - A. association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No
  - B. engaging in the business of securities, insurance or banking? ☐ Yes ☑ No
  - C. engaging in savings association or credit union activities? ☐ Yes ☑ No
- ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

- i. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No
- ii. places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No
- iii. bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

- i. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange

without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

ii. Section 5 of the Securities Act? ☐ Yes ☑ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

☐ Yes ☑ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

☐ Yes ☑ No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

INSTRUCTIONS TO QUESTION 30: Final order means a written directive or declaratory statement issued by a federal or state agency, described in Rule 503(a)(3) of Regulation Crowdfunding, under applicable statutory authority that provides for notice and an opportunity for hearing, which constitutes a final disposition or action by that federal or state agency.

No matters are required to be disclosed with respect to events relating to any affiliated issuer that occurred before the affiliation arose if the affiliated entity is not (i) in control of the issuer or (ii) under common control with the issuer by a third party that was in control of the affiliated entity at the time of such events.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and
- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Lead Investor. As described above, each Investor that has entered into the Investor Agreement will grant a power of attorney to make voting decisions on behalf of that Investor to the Lead Investor (the "Proxy"). The Proxy is irrevocable unless and until a Successor Lead Investor takes the place of the Lead Investor, in which case, the Investor has a five (5) calendar day period to revoke the Proxy. Pursuant to the Proxy, the Lead Investor or his or her successor will make voting decisions and take any other actions in connection with the voting on Investors' behalf.

The Lead Investor is an experienced investor that is chosen to act in the role of Lead Investor on behalf of Investors that have a Proxy in effect. The Lead Investor will be chosen by the Company and approved by Wefunder Inc. and the identity of the initial Lead Investor will be disclosed to Investors before Investors make a final investment decision to purchase the securities related to the Company.

The Lead Investor can quit at any time or can be removed by Wefunder Inc. for cause or pursuant to a vote of investors as detailed in the Lead Investor Agreement. In the event the Lead Investor quits or is removed, the Company will choose a Successor Lead Investor who must be approved by Wefunder Inc. The identity of the Successor Lead Investor will be disclosed to Investors, and those that have a Proxy in effect can choose to either leave such Proxy in place or revoke such Proxy during a 5-day period beginning with notice of the replacement of the Lead Investor.

The Lead Investor will not receive any compensation for his or her services to the SPV. The Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a fund ("Fund") for accredited investors for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such as circumstance, the Lead Investor may act as a portfolio manager for that Fund (and as a supervised person of Wefunder Advisors) and may be compensated through that role.

Although the Lead Investor may act in multiple roles with respect to the Company's offerings and may potentially be compensated for some of its services, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of securities issued by or related to the Company. As a result, the Lead Investor's interests should always be aligned with those of Investors. It is, however, possiblethat in some limited circumstances the Lead Investor's interests could diverge from the interests of Investors, as discussed in section 8 above.

Investors that wish to purchase securities related to the Company through Wefunder Portal must agree to give the Proxy described above to the Lead Investor, provided that if the Lead Investor is replaced, the Investor will have a 5-day period during which he or she may revoke the Proxy. If the Proxy is not revoked during this 5-day period, it will remain in effect.

Tax Filings. In order to complete necessary tax filings, the SPV is required to include information about each investor who holds an interest in the SPV, including each investor's taxpayer identification number ("TIN") (e.g., social security number or employer identification number). To the extent they have not already done so, each investor will be required to provide their TIN within the earlier of (i) two (2) years of making their investment or (ii) twenty (20) days prior to the date of any distribution from the SPV. If an investor does not provide their TIN within this time, the SPV reserves the right to withhold from any proceeds otherwise payable to the Investor an amount necessary for the SPV to satisfy its tax withholding obligations as well as the SPV's reasonable estimation of any penalties that may be charged by the IRS or other relevant authority as a result of the investor's failure to provide their TIN. Investors should carefully review the terms of the SPV Subscription Agreement for additional information about tax filings.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

http://www.bowwowlabs.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- SPV Subscription Agreement - Early Bird
- Early Bird Bow Wow SA II
- SPV Subscription Agreement
- Bow Wow SA II

Appendix C: Financial Statements

- Financials 1

Appendix D: Director & Officer Work History

- Brad Allen
- Brian O'Neil
- Harvey Poppel
- James Navin
- Johnna Devereaux
- Michael D. London
- Phil Cooper
- Steve D Mayer

Appendix E: Supporting Documents

- ttw_communications_117038_213408.pdf

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- SPV Subscription Agreement - Early Bird
- Early Bird Bow Wow SA II
- SPV Subscription Agreement
- Bow Wow SA II

Appendix C: Financial Statements

- Financials 1

Appendix D: Director & Officer Work History

- Brad Allen
- Brian O'Neil
- Harvey Poppel
- James Navin
- Johnna Devereaux
- Michael D. London
- Phil Cooper
- Steve D Mayer

Appendix E: Supporting Documents

- ttw_communications_117038_213408.pdf

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Bow Wow Labs, Inc

By

Michael D London

CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Stephen Mayer

Board Member

1/9/2023

James Navin

CFO

1/9/2023

Michael D London

CEO

1/9/2023

The Form C must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

I authorize Wefunder Portal to submit a Form C to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Form C on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.